VALLEY FORGE LIFE INSURANCE COMPANY

                                 A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601




                                   ENDORSEMENT
                             AMENDING MVA PROVISION

This rider forms a part of the contract to which it is attached.

Notwithstanding anything to the contrary in the contract (including any attached riders or endorsements), the operation of any Market Value Adjustment provision shall not invade net premiums paid into the guaranteed interest account accumulated at an interest rate of 3% per year. For the purposes of this endorsement, net premiums paid means the total of premiums paid into the guaranteed interest account less any withdrawals from such account.

This endorsement shall not otherwise alter or amend any of the terms or conditions of the contract.

Signed for the Company at its Executive Offices in Chicago, Illinois as of January 31, 2000 or the Contract Effective Date, if later.



    Chief Executive Officer                          Group Vice President